December 5, 2008

Mail Stop 3561

Mr. John Reynolds

Assistant Director	Filed via EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Almost Family, Inc.

Registration Statement on Form S-3

Filed on November 5, 2008

File No. 333-155051

Dear Mr. Reynolds:

Almost Family, Inc. appreciates the opportunity to respond to comments provided by the Commission staff contained in your correspondence dated November 26, 2008 for the corporation and filing listed above. Submitted concurrently with this response for filing is Amendment No. 1 to the above-referenced Registration Statement. The responses below are keyed to the numbering of the comments.

Description of the Debt Securities, page 10

SEC Comments #1 and #2:

•

Please file the indenture for your debt securities. The indenture covering the securities being registered must be qualified at the time the registration statement relating to those securities becomes effective. See the Division of Corporation Finance’s Compliance and Disclosure Interpretations for the Trust Indenture Act of 1939, Q&A No. 201.02.

•	Please revise this section as necessary to include all material terms of the indenture.

Management’s Response to Comments #1 and #2:

In response to your Comments #1 and #2, we have included the form of senior indenture and subordinated indenture as Exhibit 4.5 and 4.6, respectively. We have also revised the section entitled “Description of the Debt Securities” to reflect all material terms of the indentures.

Where You Can Find More Information, page 21

SEC Comment #3:

•

We note that your September 30, 2008, Form 10-Q was filed concurrently with your Form S-3 on November 5, 2008. Please revise to specifically incorporate the September 30, 2008 Form 10-Q as part of your Form S-3.

Management’s Response to Comment #3:

We have revised the disclosure to reflect that our September 30, 2008 Form 10-Q is specifically incorporated by reference as part of the Form S-3.

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Please contact me at (502) 891-1042 or our legal counsel, James A. Giesel, at (502) 568-0307, if you have any questions.

Sincerely,

/s/ C. Steven Guenthner

C. Steven Guenthner

Senior Vice President and

Chief Financial Officer

Copy to:	Mr. Edwin Kim
Mr. James A. Giesel